[Letterhead of Clifford Chance US LLP]
June 2, 2009
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc. Amendment No. 6 to Registration Statement on Form S-11 Filed June 2, 2009 File No. 333-151665
Dear Ms. Gowetski and Ms. Aberg:
     On behalf of our client, Invesco Mortgage Capital Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 2, 2009, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jeffrey H. Kupor of the Company, dated May 21, 2009.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your May 21, 2009 comment letter, and is followed by the corresponding response of the Company.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 6 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 5 to the Registration Statement filed with the Commission on May 8, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 2
United States Securities and Exchange Commission
General
1.	We note that you have expanded your target assets beyond Agency RMBS. Please revise your disclosure to provide cover page summary risk factors and a summary risk factor relating to the offering not identifying specific uses of proceeds. In addition, we note the historical performance disclosure beginning on page 106. As appropriate, please provide prior performance tables or an analysis regarding why you believe that such information would not be relevant to an investor.
In response to the Staff’s comment, we have revised our disclosure on the cover page to include cover page risk factors and on page 10 under the caption “Summary—Summary Risk Factors” to include a summary risk factor relating to the offering not identifying specific uses of proceeds.

Item 8 of Guide 5 calls for performance tables that illustrate the prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates (‘sponsors’). Although not defined in Guide 5, in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission made clear that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981), for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering,” (ii) a second “operational phase of the program [which] commences with the acquisition of properties,” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

Consistent with the way the term “program” is used in Guide 5, the Guide 5 performance tables are designed around, and call for the inclusion of information that is relevant to, the classic real estate syndication. For example, the tables ask for program information regarding the dollar amount raised, commencement and length of offering, number of months to invest 90% of amount available for investment, number of properties purchased, dates of first and final sale of properties, mortgage information by property and cash distributed to investors and sources of such cash distributions.

We have been advised by the Company that the Company’s manager has not sponsored a “program” within the meaning of Guide 5. Had the manager sponsored a Guide 5 program, we believe that it would have been appropriate to include the performance tables specifically called for by Guide 5 in the prospectus, for those performance tables capture relevant performance information for a real estate syndication sponsor.

Because the Company’s manager has instead served as the investment manager to bank collective trust funds, the Company has attempted to comply with Guide 5 by including in the prospectus a performance table that was designed specifically to best illustrate the track record of a manager of bank collective trust funds. See “Our Manager and the Management Agreement—Historical Performance of Our Manager’s Investments in RMBS and CMBS” on page 107. These tables include relevant prior performance information regarding the Company’s manager’s prior performance in

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 3
United States Securities and Exchange Commission
managing Invesco Ltd.’s proprietary structured securities fund, which, out of all of the funds managed by the Company’s manager and its affiliates, follows an investment strategy that (while not identical) is most comparable to the Company’s proposed business strategy. The proprietary structured securities fund focuses its investments in structured securities, which include Agency RMBS (collateralized by fixed-rate, hybrid and adjustable-rate mortgage loans), non-Agency RMBS (collateralized by prime, Alt-A and subprime mortgage loans), CMBS, as well as debt issued by the U.S. Treasury or a U.S. Government agency. Additionally, the proprietary structured securities fund is managed by the same individuals at the Company’s manager who will be responsible for the day-to-day management of the Company.
Our Target Assets, page 4
2.	We note your statements on page 5 that your board of directors has adopted investment guidelines that set out your target assets and other criteria to be used by your manager to evaluate specific assets and that you cannot predict the percentage of your assets that will be invested in any of your target assets classes at any given time. Please revise your disclosure to more fully describe the guidelines and the criteria adopted by your board of directors. In this section and in your “Use of Proceeds” section, please provide your anticipated holdings in each target asset class.
The Investment Guidelines adopted by the Company’s Board of Directors are those that are set forth in the prospectus beginning on page 5 and also on page 85. These Investment Guidelines are intended to be quite broad and provide the Company’s manager with broad discretion in selecting assets for the Company. As noted in the prospectus on page 5, the Company’s manager will make a determination as to the percentage of assets that will be invested in each of the Company’s target assets depending upon prevailing market conditions at the time of acquisition. These conditions are expected to change over time in response to opportunities available in different interest rate, economic and credit environments. We have revised our disclosure on page 55 under the caption “Use of Proceeds” to include this disclosure.
Our Financing Strategy, page 6
3.	We note your statement on page 6 that you intend to employ prudent leverage. Please revise your disclosure to clarify whether you consider the referenced amounts of initial leverage prudent or quantify the amount of leverage that your manager considers prudent.
In response to the Staff’s comment, we have revised our disclosure on pages 6, 25 and 87 to clarify that we consider these initial leverage ratios to be prudent.

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 4
United States Securities and Exchange Commission
Management Agreement, page 13
4.	We note your statement on page 13 that your manager has agreed to waive any base management fee payable in respect of any equity investment you may decide to make in a Legacy Securities or Legacy Loan PPIF if managed by your manager or any of its affiliates. Please clarify, if true, that this base management fee refers to the 1.5% of your stockholders’ equity payable quarterly.
In response to the Staff’s comment, we have revised our disclosure on pages 1, 13, 14, 59, 63, 76, 91, 102, 114 and F-14 to clarify that the base management fee that will be waived refers to the 1.50% of our stockholders’ equity, payable quarterly.
Risk Factors, page 19
There can be no assurance that the actions of the U.S. Government..., page 22
5.	Please limit this risk factor to a description of the risks associated with government actions and only as much additional information as necessary to place the risk in context. We note that you have already provided a detailed description of actions taken by the federal government in the MD&A section.
In response to the Staff’s comment, we have revised our disclosure on page 22 under the caption “Risk Factors—Risks Related to Our Company—There can be no assurance that the actions of the U.S. Government, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies for the purpose of stabilizing the financial markets, including the establishment of the TALF and the PPIP, or market response to those actions, will achieve the intended effect, and our business may not benefit from these actions and further government or market developments could adversely impact us” to limit this risk factor to a description of the risks associated with government actions.
Selected Financial Information, page 58
6.	The Statement of Income Data for the three months ended March 31, 2009 is not consistent with the amounts on your Statements of Operations at page F-4. Please revise your filing for consistency.
In response to the Staff’s comment, we revised our disclosure on page 58 under the caption “Selected Financial Information” to correct the inconsistency referred to in the Staff’s comment.

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 5
United States Securities and Exchange Commission
Business, page 76
Our Manager, page 76
7.	We refer to your statement that your manager will draw upon the experience of WL Ross, which has thirty years of experience investing in distressed assets. We also note that WL Ross-sponsored funds recently expanded its position in the mortgage market with the acquisition of AHMSI. It is unclear to us from your disclosure if the thirty years’ experience includes experience in the mortgage market. Please confirm for us that WL Ross’s past experience includes mortgage-related management or advising, or clarify or remove references to this experience here and elsewhere through the prospectus, as appropriate.
In response to the Staff’s comment, we have revised our disclosure on pages 2 under the caption “Summary—Our Manager” and 76 under the caption “Business—Our Manager” to clarify that WL Ross’s 30 years of experience applies only to its investing in distressed assets and not to its expansion into the mortgage markets with its purchase of the mortgage servicer, AHMSI, in 2007.
8.	We also refer to your statement that your manager will rely upon the experience and resources of Invesco’s real estate team. It appears from your disclosure that Invesco’s real estate team has experience in investing directly in residential and commercial properties as opposed to mortgage-backed securities and mortgage loans. As it is not your intent to invest directly in residential and commercial properties, please clarify how such experience will assist you in investing in mortgage-backed securities and mortgage loans.
In response to the Staff’s comment, we have revised our disclosure on pages 2 under the caption “Summary—Our Manager” and 76 under the caption “Business—Our Manager” to clarify that the Company’s manager’s real estate team will provide residential and commercial property valuations and other property based information that will be critical in supporting the manager’s assessment of RMBS and CMBS valuations.
Historical Performance of Manager’s Investment in RMBS and CMBS, page 106
9.	Please include an introductory paragraph that explains the relationship between the historical performance presented and your current business strategy, including a comparison of the various asset classes held by Flagship Structured Securities Fund and your intended portfolio. We note your statement on page 109 that you intend to use “significantly” more leverage than the Flagship Structured Securities Fund. In the introductory paragraph, please quantify the leverage you intend to use and briefly discuss how the use of leverage may impact performance, as applicable.
In response to the Staff’s comment, we have revised our disclosure on page 107 under the caption “Our Manager and the Management Agreement—Historical Performance of Our Manager’s Investments in RMBS and CMBS” to include an introductory paragraph to explain the relationship between the historical performance presented and our current business strategy and includes a comparison of the various asset classes held by the proprietary structured securities fund and the

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 6
United States Securities and Exchange Commission
Company’s target asset classes. We also quantified the leverage intended for use by the Company in comparison to the leverage historically used by this fund and added to this section a discussion of what the additional leverage expected for the Company could mean.
10.	We note that the graph and tables compare the Barclays Capital AAA CMBS Index, the Barclays Capital AAA Home Equity ABS Index and the gross rate of return of the Flagship Structured Securities Fund. Please tell us the basis for your use of the Barclays Capital AAA CMBS Index and the Barclays Capital AAA Home Equity ABS in your tables or, alternatively, remove them from your historical performance information.
In response to the Staff’s comment, we have revised our disclosure on page 108 under the caption “Our Manager and the Management Agreement—Historical Performance of Our Manager’s Investments in RMBS and CMBS” to add a benchmark for comparison to the proprietary structured securities fund managed by the Company’s manager rather than simply providing the Barclays Capital AAA CMBS Index and the Barclays Capital AAA Home Equity ABS Index. This new benchmark for the proprietary structured securities fund is constructed using 30% of the Barclays Capital MBS Index, 30% of the Barclays Capital AAA Home Equity ABS Index, 15% of the Barclays Capital AAA CMBS Index and 25% of the Barclays Capital 1-5 year Government Index, which closely matches the average exposures of the relevant asset classes held in the proprietary structured securities fund over time. The Company has included the weighted average historical performance data of these indices in the Registration Statement because it believes that it will provide investors with the most relevant available benchmark against which to measure the Company’s manager’s performance in assets substantially similar to those that the Company is targeting. By showing the Company’s manager’s track record in comparison to this benchmark, the Company is providing a basis for investors to compare and assess the Company’s manager’s track record with respect to managing a portfolio with similar investment objectives to our own.
Management Fees and Expense Reimbursements, page 113
11.	Please clarify how any fees and expenses owed to WL Ross and Invesco’s real estate team will be paid.
Fees and expense reimbursements will be paid directly by the Company to the Company’s manager. Because WL Ross & Co. LLC and Invesco’s real estate team are specialized units of the Company’s manager, WL Ross & Co. LLC and Invesco’s real estate team will not be entitled to any additional fees from the Company. However, as described under the caption “Our Manager and the Management Agreement—Management Fee and Expense Reimbursement,” the Company’s manager is expected to earn fees from any Legacy Securities and Legacy Loan PPIFs managed by the Company’s manager to the extent the Company invests therein.

Ms. Jennifer Gowetski	June 2, 2009
Ms. Kristina Aberg	Page 7
United States Securities and Exchange Commission
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 6. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.

Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein

cc:	Securities and Exchange Commission
Jennifer Monick
Kevin Woody

Invesco Mortgage Capital Inc.
Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
David J. Goldschmidt

Clifford Chance US LLP
Jay L. Bernstein